Lauren A. Engel

Associate

+1.215.963.5503

lauren.engel@morganlewis.com

April 9, 2021

FILED AS EDGAR CORRESPONDENCE

Alison White, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Frost Family of Funds (File Nos. 333-229001 and 811-23410)

Dear Ms. White:

On behalf of our client, Frost Family of Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Frost Growth Equity Fund, Frost Total Return Bond Fund, Frost Credit Fund, Frost Low Duration Bond Fund and Frost Municipal Bond Fund (the “Funds”), each a series of the Trust, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on March 24, 2021. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials.

1.	Comment. Please confirm supplementally that meetings of the Funds’ shareholders by means of remote communication (“Virtual Shareholder Meetings”) are permitted under the Trust’s governing documents and applicable state law and provide a citation to the specific documents.

Response. The Trust confirms that amended Subsection 2.1 of the Trust’s By-Laws permits the Trust to conduct Virtual Shareholder Meetings. The Trust further notes that Section 3806(f) of the Delaware Statutory Trust Act permits Virtual Shareholder Meetings.

2.	Comment. Please present a summary of the proposals in a tabular format on one of the first three pages pursuant to Item 22(a)(3)(ii) of Schedule 14A.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Alison White, Esq.

April 9, 2021

Response. The requested change has been made.

3.	Comment. In the “Information about the Nominees” section, please include the principal occupations in the past five years for Messrs. Mulhall and Speca.

Response. The requested change has been made.

4.	Comment. Please explain supplementally any relationship between the Trust and The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II and Bishop Street Funds.

Response. The Funds reorganized, effective as of June 24, 2019, from series of The Advisors’ Inner Circle Fund II into series of the Trust. The Trust and The Advisors’ Inner Circle Fund II are part of Advisors’ Inner Circle Fund®, a “turnkey” mutual fund complex administered by SEI Investments Global Funds Services through which multiple investment advisers manage their own mutual funds. The Advisors’ Inner Circle Fund and Bishop Street Funds are also part of the Advisors’ Inner Circle Fund®. Additionally, certain Trustees of the Trust also serve as trustees of The Advisors’ Inner Circle Fund, The Advisors’ Inner Circle Fund II and Bishop Street Funds.

5.	Comment. In the “Nominee Compensation” section, since several of the Nominees joined the Board in 2019, please explain why Mr. Mulhall is the only Trustee denoted in connection with Footnote 2 or revise the footnote.

Response. The incumbent Trustees, with the exception of Mr. Mulhall, received compensation for their services to the Trust for the full fiscal year ending July 31, 2020. Whereas, Mr. Mulhall was appointed to the Board on August 21, 2019, subsequent to the start of the Trust’s fiscal year on August 1, 2019, and did not receive compensation for a full fiscal year of service.

6.	Comment. In the “Board Leadership Structure and Role in Risk Oversight” section, please explain why the Trust’s Fair Value Pricing Committee is not included with the Trust’s discussion of the Audit Committee and Governance Committee in the second paragraph of the section or revise the section accordingly.

Response. The Trust’s Fair Value Pricing Committee is composed of various representatives of the Trust’s service providers, as appointed by the Board. Conversely, the Audit Committee and Governance Committee are composed of Board members. Pursuant to Item 22(b)(14) of Schedule 14A, only “standing committees of the fund’s board of directors” are required to be included within the proxy statement. As such, we have respectfully declined to revise the “Board Leadership Structure and Role in Risk Oversight” section to include a discussion of the Trust’s Fair Value Pricing Committee.

7.	Comment. In the “Board Meetings and Committees” section, please provide the information required by Items 407(b)(1) and 407(b)(2) of Regulation S-K as required by Item 22(b)(15)(iii) of the Schedule 14A.

Response. The requested changes have been made.

Alison White, Esq.

April 9, 2021

8.	Comment. In the “Board Meetings and Committees” section, under the “Governance Committee” heading, please provide the information required by Items 407(c)(2)(vi) and 407(c)(2)(vii) of Regulation S-K.

Response. With respect to Item 407(c)(2)(vi) of Regulation S-K, the following information is included on page 10 of the proxy statement:

“The Governance Committee reviews shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are submitted in writing and addressed to the Governance Committee at the Trust’s offices. When identifying and evaluating nominees, including those recommended by shareholders, the Governance Committee considers the complementary individual skills and experience of the individual nominee primarily in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Funds. The Committee has not adopted any specific minimum qualifications with respect to nominees and reviews each nominee’s qualifications on a case-by-case basis.”

Additionally, disclosure has been added to the proxy statement to address the Board’s consideration of diversity in identifying trustee nominees.

With respect to Item 407(c)(2)(vii) of Regulation S-K, the requested change has been made.

9.	Comment. In Proposal 2, with respect to the statement, “while the proposed change to the diversification status of the Fund will provide greater flexibility in executing the Fund’s investment program, it is not expected to materially impact the way the Fund is managed,” please confirm whether there will be changes to the Frost Growth Equity Fund’s principal investment strategies and/or principal risks and whether the Fund’s sector, industry or other investment exposures will stay the same. If no changes are anticipated, please also clarify in the filing why a vote is being held.

Response. To avoid confusion, the referenced statement has been deleted. If the change to the Fund’s diversification status is approved by shareholders, the Fund’s principal investment strategies and risks will be updated to reflect its status as a non-diversified fund and its ability to invest a greater portion of its assets in a single issuer or small group of issuers than a diversified fund.

* * * * * * * * * * * *

Alison White, Esq.

April 9, 2021

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel